Mail Stop 4561

November 29, 2007

David A. Curtis, Chief Financial Officer
FNB Bancorp
975 El Camino Real
South San Francisco, CA 94080

      Re: **FNB Bancorp**
             Form 10-K for Fiscal Year Ended
             December 31, 2006

Dear Mr. Curtis:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    John P. Nolan
                    Accounting Branch Chief